SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (Also Admitted in England & Wales)

* (Also Admitted in New York)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ————— TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

—————

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

—————

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

December 6, 2019

VIA EDGAR

Ms. Barbara Jacobs

Mr. Michael C. Foland

Mr. Stephen Krikorian

Ms. Morgan Youngwood

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Molecular Data Inc. (CIK No. 0001758736)

Registration Statement on Form F-1

Dear Ms. Jacobs, Mr. Foland, Mr. Krikorian, and Ms. Youngwood,

On behalf of our client, Molecular Data Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (“Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on October 30, 2019, and two copies of the filed exhibits.

U.S. Securities and Exchange Commission

December 6, 2019

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the staff of the Commission (the “Staff”). The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Company has included in the Registration Statement (i) its unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2019 and comparable financial information for the same period in 2018, and (ii) other information and data to reflect recent developments.

*            *             *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Henry Song, partner at Ernst & Young Hua Ming LLP, by telephone at +86 21 2228 2054 or via email at henry.song@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Dongliang Chang, Founder and Chairman of the Board of Directors, Molecular Data Inc.

Zheng Wang, Chief Executive Officer, Molecular Data Inc.

Zhaohong Li, Chief Financial Officer, Molecular Data Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Henry Song, Partner, Ernst & Young Hua Ming LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP